



Wellness Sushi, LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.75%

Target Raise Amount: $500,000

Offering End Date: December 12,2023

Repayment Period: 6 years (72 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Wellness Sushi, LLC

Founded: June 14, 2019

Address: 2504 E Colfax Ave
            Denver, CO 80206

Industry: Full-Service Restaurants

Employees: 4

Website: https://www.wellnesssushi.com/

Use of Funds Allocation:

If the maximum raise is met:

$475,000 (95.00%) – of the proceeds will go towards new location
$25,000 (5.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 7,650 Followers





Business Metrics:

	FY21	FY22	YTD 7/31/2023
Total Assets	$22,652	$186,929	$202,036
Cash & Cash Equivalents	$5,007	$13,716	$11,097
Accounts Receivable	$1,075	$5,736	$4,095
Short-term Debt	$2,652	$136,929	$101,101
Long-term Debt	$0	$0	$0
Revenue	$282,188	$391,614	$776,173
Cost of Goods Sold	$93,477	$131,867	$271,661
Taxes	$0	$0	$0
Net Income	$84,602	$97,835	$174,250

Recognition:

Wellness Sushi, LLC (DBA Wellness Sushi) is the lone Colorado restaurant to make Yelp's Top Places to eat in the United States, coming in at No. 73. Executive sushi chef Steven Lee and his wife opened their first 166-square-foot pilot store in September 2021. They quickly outgrew it and eventually expanded into the current flagship store that opened last November. Combining Southeast Asian roots with many years working as an experienced sushi chef, they wanted to recreate forward-thinking, delicious, and healthy Japanese menus regardless of a person's diet.

About:

Wellness Sushi, LLC (DBA Wellness Sushi) is redefining authentic flavors using honest and healthy ingredients. Their goal is to constantly create an accessible, robust, and delicious plant-forward menu. They are the only eatery statewide to seize a spot on Yelp's 2023 Top 100 places to eat list.

For more information, contact our Customer Support Team at support@thesmbx.com

